SULLIVAN & CROMWELL LLP TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 ______________________ LOS ANGELES • NEW YORK • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Via EDGAR

January 22, 2010

Mr. Thomas Kluck,
Branch Chief,
Division of Corporation Finance,
United States Securities and Exchange Commission,
Mail Stop 4561,
Washington, D.C. 20549.

Re:                 Thomas Weisel Partners Group, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 000-51730

Dear Mr. Kluck:

On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 31, 2009.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2008, the Quarterly Report on Form 10-Q for the three months ended September 30, 2008 and the Definitive Proxy Statement on Schedule 14A.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to certain comments, the Company may note that it will make changes to disclosures in future filings.  To the extent it does so, the Company is making these changes in order to address the Staff's views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect.  Accordingly, any changes implemented in future filings must not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 1, Business

Asset Management, page 5

1.
You state that you entered into a transaction with Guggenheim Partners pursuant to which one of its affiliates assumed managerial responsibilities of one of your subsidiaries.  Please disclose in future filings, as applicable, the principal terms of this agreement, and consider whether such agreement must be filed as a material agreement.  Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company believes the transaction with Guggenheim Partners to be immaterial based on both qualitative and quantitative measures, including the financial impact and business significance of the transaction to the Company.  Accordingly, the Company, having reviewed the requirements of Item 601 of Regulation S-K, believes that the aforementioned agreement does not meet the qualitative or quantitative materiality criteria set forth in or contemplated by Item 601(b) of Regulation S-K.

The Company maintains a non-managing special limited partner interest in Thomas Weisel India Opportunity Fund, L.P. as a result of a transaction in December 2008 under which (i) Thomas Weisel Capital Management LLC, the former investment advisor of Thomas Weisel India Opportunity Fund, L.P., assigned its rights, responsibilities and obligations as advisor of Thomas Weisel India Opportunity Fund, L.P. to Guggenheim Partners India Management, LLC, an affiliate of Guggenheim Partners, (ii) Guggenheim Partners India GP, LLC , an affiliate of Guggenheim Partners, became the general partner of Thomas Weisel India Opportunity Fund, L.P. and (iii) affiliates of Guggenheim Partners acquired, directly or indirectly, assets related to the operation of Thomas Weisel India Opportunity Fund, L.P., including assets from the Company’s India subsidiary, Thomas Weisel International Private Limited.  As a result of the transaction, neither the Company nor any of its affiliates manages Thomas Weisel India Opportunity Fund, L.P. but an affiliate of the Company continues to maintain an immaterial economic interest in Thomas Weisel India Opportunity Fund, L.P., consisting of an investment of less than $600,000 and a right to participate in a portion of the carried interest of the fund.

Competition, page 5

2.
We note that you disclose the competitive factors for your industry.  In future filings, please disclose whether you believe you compete favorably with respect to these factors relative to other investment banks in your various sectors.  Please identify the negative factors pertaining to your competitive position, if such factors can be identified.  Please also expand your disclosure in this section to specifically address variations in the level of competition in the U.S. and foreign markets.  Refer to Item 101 (c)(1)(x) of Regulations S-K.

Response:

Despite the competition that the Company faces, the Company believes its investment banking, brokerage and research products compare favorably with those of its competitors.  The Company believes that it has the capital and resources to provide its products and services and that its product offerings are suited to its clients needs.  The Company believes that its focus and reputation for providing these products and services to growth companies and the relationships the Company has built within these communities differentiates the Company from its competition.

As compared to its competitors, the Company may be limited in providing its investment banking and brokerage products and services by its regulatory capital.

The competitive landscape in Canada and Europe is similar to that of the United States where the Company faces competition from investment banking firms, other brokerage firms, and financial advisory firms, many of who have substantially greater capital resources than the Company does and offer a broader range of financial products.

The Company will disclose the foregoing in future filings.

Mr. Thomas Kluck	--

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Results of Operations

Investment Banking Revenue, page 29

3.
We note your disclosure on page 30 that your investment banking revenues decreased by $63.9 million in fiscal year ended 2008.  Please revise your disclosure in future filings to better explain the variance of your revenues in accordance with Item 303(a)(3)(i) of Regulation S-K.

Response:

The Company advises the Staff that the Company will revise its disclosure in future filings to better explain any variance between periods in revenues.

Investments in Partnerships and Other Investments, page 40

4.
We note that the company recognizes allocated carried interest subject to claw-back provisions as revenue when the partnerships’ investment performance reaches a defined threshold.  Please clarify how you determined that revenue recognition prior to the completion of the period subject to claw-back was appropriate under FASB ASC 605-10-S99-1 and 605-20-S99-1.

Response:

The Company, through its asset management subsidiaries, is a managing general partner in certain equity partnerships. As general partner, the Company is allocated a carried interest which represents an additional allocation of net realized and unrealized gains after the private equity partnership reaches a specified return threshold as defined in the respective partnership agreements.  The Company records its investments in private equity partnerships on a fair value basis and recognizes changes in its general partner capital account as an increase or decrease to the asset account “Investments in partnerships and other securities” with a corresponding increase or decrease to “Investments in partnerships realized and unrealized gains and losses” within asset management revenues.  The Company’s recognition of allocations of carried interest gains and losses from the private equity partnerships is consistent with Method 2 of ASC 605-20-S99 -1 (formerly EITF D-96) and does not adjust the recognition of revenue under this method to reflect expectations about future performance.

As these private equity partnerships realize gains from the sale of their investments, they may make cash distributions to the Company as provided for in the partnership agreements.  The Company records such distributions as a reduction to the asset account “Investments in partnerships and other securities”, as these distributions represent receipt of cash for realized gains previously allocated to the Company and recognized as revenue.  These distributions may subsequently become subject to claw back if the fair value of private equity partnership assets subsequently decrease in fair value.  Consistent with the method of revenue recognition described above, the Company records its allocated portion of these decreases as losses through “Investments in partnerships realized and unrealized gains and losses” and reduces its investment in a particular partnership until the carrying amount is zero.  To the extent these decreases in fair value and allocated losses exceed the Company’s general partner capital account balance, a liability is recorded in “other liabilities” for the amount subject to claw back.   As of December 31, 2008, the Company did not have a claw back liability with respect to prior distributions.  As of December 31, 2009 the Company had a potential claw back liability of $2 million that was included in “other liabilities”.  These claw back liabilities are not required to be paid to the private equity partnerships until the dissolution of such partnerships, and are only required to be paid if the cumulative amounts actually distributed to the Company exceed the amount due to the Company based on the cumulative results of the partnerships.  Accordingly, such claw back liabilities may be reversed if returns in the private equity partnerships increase in the future.

We advise the Staff that the Company will expand our disclosure in future filings to incorporate our basis of revenue recognition.

Exhibits

General

5.
We note that exhibits 2.1, 2.3, 4.2, 10.25, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.35, 10.36, 10.38, 10.39, 10.40, 10.41, 10.42, 10.46 and 10.49 only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement.  Please refer to Items 601(b)(2), (4), (9) and (10) of Regulation S-K, as applicable, and tell us why you have not included the listed exhibits and schedules or file such exhibits and schedules.

Response:

The Company has reviewed the requirements of Item 601 of Regulation S-K and continues to believe that the information contained in the schedules and exhibits to the exhibits referenced in the Staff’s comment does not meet the qualitative or quantitative materiality criteria set forth in or contemplated by Item 601(b) of Regulation S-K and is not otherwise material to investors.

With respect to Exhibit 2.1 and 2.3, the Company notes that the applicable provision of Regulation S-K (Item 601(b)(2) specifically requires that such “[s]chedules (or similar attachments) shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”  The material terms of Exhibits 2.1 and 2.3 (the Company’s plan of reorganization and merger agreement associated with its conversion from a predecessor limited liability company to a corporation and its Arrangement Agreement associated with its acquisition of Westwind Capital) are set forth in the body of such agreements, copies of which the Company already has filed.  The material terms also have been described by the Company in various periodic reports and registration statements that it has filed from time to time.  The Company believes that none of the omitted information is necessary for the protection of investors.

With respect to the exhibits filed under Items 601(b)(4) and (10), the Company acknowledges that the specific provision in Item 601(b)(2) is not present in either of those specific provisions.  Nevertheless, the Company does not believe that the absence of a mandate not to file schedules or similar attachments should necessarily be construed into an obligation to file such schedules or similar attachments.

The Company does not believe that filing all attachments (i.e., exhibits and schedules) to material instruments and contracts filed pursuant to Items 601(b)(4) and (10) is required unless the attachment in question (i) in itself would constitute an instrument defining the rights of security holders or a material contract or (ii) would otherwise be material to investors (including with respect to their ability to understand the instrument or material contract in question).  Accordingly, the Company has in several instances not filed all attachments to the instruments and material contracts it has filed pursuant to Items 601(b)(4) and (10).  The Company believes that this approach is common practice among reporting companies and that this practice is appropriate both from a substantive and as well as pragmatic perspective for the following reasons:

▪	filing attachments that are clearly immaterial to public investors (including with respect to their ability to understand the material contract) would confer no benefit on investors;

▪
in many cases, these immaterial attachments (which can be voluminous) would overwhelm the filing and investors with voluminous details that do not add in any meaningful way to an understanding of the terms of such instruments or agreements and therefore would detract from the information provided by a more targeted filing of material information; and

▪
often these immaterial attachments are in a form that cannot be readily converted to permit filing on EDGAR; the time and expense of converting such attachments can often be significant (and outweigh any conceivable benefit investors may have from access to such attachments).

Exhibits 31.1 and 31.2

6.
We note that you refer to the “annual report” instead of “report” in paragraph 4(c) and you omitted the phrase “(the Company’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications.  This comment also applies to your Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulations S-K.

Response:

The Company advises the Staff that in future filings, the officer certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Note 13 – Commitments, Guarantees and Contingencies, page 16

7.
We note that you have established a provision for loss contingencies related to auction rate securities matters and have disclosed other contingencies.  Please tell us what consideration you gave to disclosing the amount of the provision for loss contingencies.   In addition, for unrecognized contingencies, tell us and disclose in future filings and estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.  Refer to FASB ASC 450-20-50.

Response:

In determining the appropriate disclosures with respect to specific loss contingencies, the Company, in consultation with external legal counsel familiar with the matter and knowledgeable with respect to the Company, analyzes the materiality of the contingency to investors’ evaluation of an investment in the Company, based on both qualitative and quantitative measures, including the financial impact and business significance of the loss contingency to the Company and whether such disclosure might be necessary for the financial statements not to be misleading.

With respect to the unrecognized contingencies disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, the Company informs the Staff that an estimate or range of possible loss could not be made.

For each unrecognized contingency, the Company will provide in future filings an estimate or range of the possible loss or a statement that such an estimate cannot be made, in each case to the extent required by FASB ASC 450-20-50.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 16, 2009

Information Concerning Executive Officers

Security Ownership of Certain Beneficial Owners and Management, page 11

8.	Please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by Royce and Associates, LLC.

Response:

The Company advises the Staff that the Company is not aware of the natural persons who hold voting and investment power over the shares beneficially owned by Royce and Associates, LLC.  The Company receives a Schedule 13G annually from Royce and Associates and such information is not available in such Schedule.

Compensation Discussion and Analysis, page 30

General

9.
Please be aware that the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  For instance, we note that there are appreciable differences between the annual bonuses received by your key executive.  Please revise your disclosure in future filings to explain such differences.  Please also explain in this section your approach to apportioning the annual incentive award between the cash bonus and equity payments.

Response:

The Company advises the Staff that the Company will revise its disclosure in future proxy statements to better describe the differences between the annual bonuses and other compensation received by its key executives.

With respect to the 2008 year-end cash bonus, the variance resulted from a number of factors considered by the Compensation Committee, including the Company’s CEO, Mr. Thomas Weisel, electing not to receive a year-end bonus, the Company’s President and Chief Operating Officer, Mr. Lionel Conacher, receiving a guaranteed bonus pursuant to the terms of his employment agreement and the Company’s CFO, Mr. Shaugn Stanley, serving in the position for only a portion of the year.

In apportioning the annual incentive award between a cash bonus and equity payment to the Company’s employees, the most significant factor considered by the Compensation Committee is the Company’s effort to balance the competing demands of rewarding performance, retaining and incentivizing employees, maintaining the Company’s cash position and managing the dilution of the Company’s stock.  The annual incentive award will be weighted more towards cash to the extent the Company is seeking to immediately reward performance or manage dilution of the Company’s stock.  The annual incentive award will be weighted more towards equity to the extent the Company is seeking to maintain its cash position, retain key employees over time and/or align incentives of key employees with shareholders.

In addition, the Compensation Committee generally reviews data for selected peer companies obtained from publicly available sources, as well as data provided to the Compensation Committee by compensation consultants; however, the Compensation Committee does not use such peer information and market data to benchmark its compensation and equity split decisions, rather such information is used by the Company as a “market check” on the Compensation Committee’s compensation and equity split decisions.

The Company will disclose its approach towards apportioning the annual incentive award between cash bonus and equity awards in future proxy filings.

What are the elements of 2008 compensation for our named executive officers?...page 30

Annual Equity Incentive Plan Award, page 31

10.
Please also provide an analysis of how the compensation committee determined the amount of Restricted Stock Units that may be granted to each of the named executive officers pursuant to your Equity Incentive Plan.  Please provide this disclosure in future filings and tell us how you plan to comply.

Response:

As indicated in the Company’s answer to Item 9 and as disclosed on page 37 of the proxy statement, the Company’s annual equity incentive plan awards are intended to align the recipient’s interests with those of the Company’s shareholders and to act as a device for retaining the recipients within the Company’s employment during the vesting period.

The Compensation Committee determines the amount of each named executive officer’s annual equity incentive plan award based on several factors, including the Company’s overall performance, that individual’s identified contribution to the Company and compensation levels at selected peer companies.  For each of the Company’s Named Executive Officers, the identified contribution to the Company consists of that person’s contribution as a member of senior management and that person’s direct revenue production as a member of the firm’s investment banking, brokerage or wealth management businesses.

The Company will disclose the foregoing in future proxy filings.

2008 Aggregate Compensation to Named Executive Officers, page 33

11.
We note your disclosure under this subheading that the compensation committee established certain non-discretionary performance metrics that were assessed for the payment of total compensation to your named executive officers.  According to your disclosure, 46% of the awarded amounts were determined in a discretionary manner by your committee.  Please revise to clarify how the committee exercised its discretion in determining aggregate compensation in light of performance metrics disclosed elsewhere in your filing.  Refer you to Item 402(b)(1) of Regulation S-K.  Include this information in future filings and tell us how you intend to comply.

Response:

As disclosed on page 34 of the proxy statement, the Company granted short-term performance-based cash and stock awards for a period beginning on April 1, 2008 and ending on December 31, 2008 to certain of the Company’s executive officers, including Messrs. Weisel, Conacher, Raymond and Carbeau.  Under the terms of the performance-based awards, recipients were entitled to receive cash and stock awards with an aggregate value based on the attainment of one or more performance metrics that relate to the Company’s adjusted firm net income or departmental revenues or operating income.  As disclosed on page 35 of the proxy statement, the performance period ended on December 31, 2008, at which point it was determined that none of the individuals named above met their respective performance targets and accordingly, the performance-based component of their 2008 compensation was $0.

However, the establishment of performance based awards for Named Executive Officers was never meant to preclude the pay of discretionary compensation to these individuals. Accordingly, the performance metrics identified in the short-term performance award were not used by the Compensation Committee in determining the discretionary component of the Named Executive Officers’ compensation.

The Compensation Committee exercised its discretion in determining aggregate compensation for Messrs. Weisel, Conacher, Raymond and Carbeau as described above in the Company’s response to Items 9 and 10.  In particular, Mr. Weisel elected not to receive a year-end bonus, Mr. Conacher, received a guaranteed bonus pursuant to the terms of his employment agreement and Messrs. Raymond and Carbeau received bonuses based upon the Company’s overall performance, their individual identified contribution to the Company and compensation levels at selected peer companies, taking into consideration their individual identified contribution to the Company as a member of senior management and their direct revenue production as a member of the firm’s investment banking or brokerage businesses.

The Company will disclose the foregoing in future proxy filings.

Mr. Thomas Kluck	--

*     *     *     *

In connection with the aforementioned responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s assistance in this matter and remains available to discuss the Staff’s comments and the Company’s responses at the Staff’s convenience.  Please do not hesitate to call me on (650) 461-5620 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Scott Miller

Scott D. Miller

cc:	Mark Fisher
Ryan Stroub
(Thomas Weisel Partners Group, Inc.)